UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Icon Energy Corp. (the “Company”), issued on January 6, 2026, announcing that the Company’s board of directors has determined to effect a 1-for-5 reverse stock split of the Company’s common shares, par value $0.001 (the “Common Shares”), effective at the opening of trading on January 8, 2026 (the “Reverse Stock Split”).

Attached to this Report as Exhibit 3.1 is a copy of the Articles of Amendment of Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on January 7, 2026, to effect the Reverse Stock Split.

This Report, including the exhibits hereto, are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: January 8, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer